ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held September 12-15, 2016, the Board of Trustees for the Registrant voted to approve the establishment of the JHF II International Strategic Equity Allocation Fund and U.S. Strategic Equity Allocation Fund (both subadvised by MAM (US)).